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	SEC FILE NUMBER
	8-65859


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                                    MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: __TITLEIST CAPITAL, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__777 E SONTERRA BLVD, SUITE 330_____
                                                    (No. and Street)

__SAN ANTONIO__	__TEXAS__	__78258__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__JOE-BEN O'BANION__	__210-591-0452__	__JOBANION@TAMGMT.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BAUER & COMPANY_____
                    (Name – if individual, state last, first, and middle name)

__PO BOX 27887__	__AUSTIN__	__TEXAS__	__78755__
(Address)	(City)	(State)	(Zip Code)

__11/20/14__	__6072__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE-BEN O'BANION, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TITLEIST CAPITAL, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NEIL HOWARD KALB
Notary ID #131719737
My Commission Expires
September 12, 2026

NOTARY PUBLIC STATE OF TEXAS

Signature: Joe-Ben O'Banion

Title:
MANAGING PARTNER

Neil Kalb, N. Kalb

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TITLEIST CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

TITLEIST CAPITAL, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2024



BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Titleist Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Titleist Capital, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Titleist Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Titleist Capital, LLC's management. Our responsibility is to express an opinion on Titleist Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Titleist Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Capital, LLC's financial statements. The supplemental information is the responsibility of Titleist Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Titleist Capital, LLC's auditor since 2014.

Austin, Texas

March 3, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

TITLEIST CAPITAL, LLC
Statement of Financial Condition
December 31, 2024

Assets:

Cash and cash equivalents	$	80,365
Deposit with clearing broker-dealer		1,917
Commissions Receivable		47,840
Total assets	$	130,122

Liabilities and Members' Equity

Liabilities:

Commissions payable	$	58,263
Total liabilities	$	58,263

Members' equity:

Total members' equity		71,859
Total liabilities and members' equity	$	130,122

The accompanying notes to the financial statements are an integral part of the

TITLEIST CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues:			
Securities' commissions		$	99,297
529 Income			16,262
Insurance sales commissions			120,499
12b-1 and Insurance trails			245,692
Total revenues			481,750
Operating expenses:			
Accounting fees			14,950
Commissions			278,636
Regulatory fees			26,120
Shared Expense Reimbursement			48,000
Other			2,751
Total operating expenses			370,457
Earnings before income taxes			111,293
Income tax expense			-
Net Income		$	111,293

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

Balance at December 31, 2023	$	120,548
Cash Distributions		(159,982)
Net Income		111,293
Balance at December 31, 2024	$	71,859

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	111,293
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Changes in assets and liabilities:		
Deposit with clearing broker-dealer		113,006
Commission receivables		3,331
Commissions payable		(2,492)
Net cash provided by operating activities		225,138
Cash flows from financing activities:		
Distributions to members		(159,982)
Net cash used in financing activities		(159,982)
Net increase in cash		65,156
Cash and cash equivalents at beginning of year		15,209
Cash and cash equivalents at end of year	$	80,365
Supplemental disclosure of cash flow information		
Cash paid during the year for		
Interest		-
Income taxes		-
Non-cash financing activities		
Transfer of ownership	$	-

The accompanying notes to the financial statements are an integral part of the statements.

Note 1 - Nature of Business

Titleist Capital, LLC. (the "Company") was organized in February 2003 as a Texas limited corporation headquartered in San Antonio, Texas. Company is a member of the Financial Industry Regulatory Authority ("FINRA") but is not a member with the Securities and Exchange Commission ("SEC"). The Company began operations in September 2003. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff.

The Company's customers consist of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, whereby revenues are recognized in the period earned and expenses when incurred.

Securities Clearing

The Company conducts business as a registered broker-dealer functioning as a Limited Purpose Broker/Dealer.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from agreements with clients includes commission income from securities transactions. The recognition and measurement of revenue is based on the assessment of individual agreement terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Commission Revenue

Commission revenue represents sales commissions generated by representatives for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment and insurance products. The Company views the selling, distribution and marketing, or any combination thereof, of investment and insurance products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis. Commission revenue consists of 529s and insurance sales commissions.

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Trail Commission Revenue

The Company enters into arrangements with brokerage accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that it's performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade. Trailing commissions consist of insurance trails and mutual fund trails of $175,562 and $70,130 for the year ended December 31, 2024, respectively.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept customer funds for deposit into their brokerage or 529 plan accounts. Those funds are made payable directly to the custodian and promptly mailed to the custodian.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax based on taxable margin, as defined under the law, rather than federal taxable income. As of and for the year ended December 31, 2024, the Company's Texas margin tax expense was not significant. The Company has no uncertain tax positions as of December 31, 2024.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure

of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of the business and accounting policies of the brokerage services segment are the same as described in the description of the business and summary of significant accounting policies notes.
The CODM is a Managing Partner of the Company.

Note 3 - Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 4 – Related Party Transactions

The Company executed an Expense Sharing Agreement with Titleist Asset Management, LLC in 2023 paying a pro-rated amount of $4,000 per month covering rent, wages, technology, compliance and accounting. For the year ending December 31, 2024, the company paid $48,000 under the Expense Sharing Agreement.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital and net capital requirements of $52,446 and $5,000, respectively, which was $47,446 in excess of the minimum requirement. The Company's aggregate indebtedness to net capital ratio was 1.11 to 1.

Note 6 – Concentrations

Three customers generate approximately 47% of total revenues for the year ending December 31, 2024.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through March 3, 2025 the date the financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustments to or disclosure in its financial statements.

Schedule I

TITLEIST CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2024

Total members' equity qualified for net capital	$	71,859
Deductions and/or charges		
Non-allowable assets:		
Deposit with clearing firm		1,917
Commissions receivable		17,496
Total deductions and/or charges		19,413
Net capital before haircuts on securities		52,446
Haircuts on securities		-
Net capital	$	52,446
Aggregate indebtedness		
Commissions payable	$	58,263
Total aggregate indebtedness	$	58,263
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness.)	$	5,000
Net capital in excess of minimum requirement	$	47,446
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	46,446
Ratio of aggregate indebtedness to net capital		1.11 to 1

Note: The above computation does not materially differ from the computation
of net capital under Rule 15c3-1 as of December 31, 2024 as reported by
Titleist Capital, LLC on Form X-17A-5, filed on March 3, 2025. Accordingly,
no reconciliation is deemed necessary.

Schedule II

TITLEIST CAPITAL, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

With respect to computation for determination of reserve requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

.

Schedule III

TITLEIST CAPITAL, LLC
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

With respect to the information relating to the possession or control requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Titleist Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2024, in which Titleist Capital, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and Titleist Capital, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Titleist Capital, LLC limits its other business activities exclusively to direct mutual funds, insurance company products and other investment type transactions, direct with those third parties in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. Titleist Capital, LLC (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year..

Titleist Capital, LLC's management, is responsible for compliance with the exemption provision and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titleist Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 3, 2025

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



Titleist CAPITAL, LLC.

Member FINRA-SIPC

EXEMPTION REPORT YEAR ENDING DECEMBER 31, 2024

Titleist Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its other business activities exclusively to direct mutual funds, insurance company products and other investment type transactions, direct with those third parties in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

TITLEIST CAPITAL, LLC

I, Joe-Ben O'Banion, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Joe-Ben O'Banion
Managing Partner

March 3, 2025



BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Titleist Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Titleist Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Titleist Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Titleist Capital, LLC's (the "Company") is responsible for its Form SIPC-7 and for its compliance the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Titleist Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
March 3, 2025